EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2012

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2012 and nine month period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the year ended December 31, 2012 and nine month period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 28, 2013

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Expressed in Canadian Dollars

ASSETS	December 31, 2012	December 31, 2011

Current
Cash and cash equivalents (Note 4)	$21,699,983	$41,371,968
Investments (Note 6)	1,585,022	943,289
Receivables (Note 7)	1,032,058	558,702
Prepaid expenses	204,491	119,362
Total current assets	24,521,554	42,993,321

Non-current
Restricted cash (Note 5)	77,519	155,992
Property and equipment (Note 8)	1,576,982	300,901
Investment in associated companies (Note 9)	3,002,101	1,894,868
Exploration and evaluation assets (Note 10)	4,940,941	6,086,396
Royalty interest (Note 3 and 11)	38,738,592	-
Reclamation bonds (Note 12)	488,522	439,565
Goodwill (Note 3 and 13)	8,970,514	-
Other assets (Note 14)	159,062	159,062
Total non-current assets	57,954,233	9,036,784

TOTAL ASSETS	$82,475,787	$52,030,105

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 15)	$1,549,713	$876,321
Income taxes payable	228,085	-
Advances from joint venture partners (Note 16)	40,901	1,374,451
Total current liabilities	1,818,699	2,250,772

Non-current
Deferred income tax liability (Note 19)	12,288,419	-

TOTAL LIABILITIES	14,107,118	2,250,772

SHAREHOLDERS' EQUITY
Capital stock (Note 17)	114,414,001	77,122,016
Commitment to issue shares (Note 17)	1,097,192	495,645
Reserves	8,856,844	7,258,987
Deficit	(55,999,368)	(35,097,315)
TOTAL SHAREHOLDERS' EQUITY	68,368,669	49,779,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$82,475,787	$52,030,105

Nature of operations (Note 1)
Events after reporting date (Note 23)

Approved on behalf of the Board of Directors on March 28, 2013:

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
Expressed in Canadian Dollars

	Year Ended	Nine month period ended
	December 31, 2012	December 31, 2011

ROYALTY INCOME	$1,750,975	$-
Cost of sales
Gold tax	(88,532)	-
Depletion	(1,125,408)	-
Net royalty income	537,035	-

EXPLORATION EXPENDITURES (Note 10)	13,488,306	8,436,143
Less: recoveries	(5,158,105)	(4,598,919)
Net exploration expenditures	8,330,201	3,837,224

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	1,258,292	643,204
Depreciation (Note 8)	85,643	878
Investor relations and shareholder information	433,243	229,109
Professional fees	764,914	852,909
Salaries and consultants	3,123,266	1,385,974
Share-based payments (Note 17)	2,799,609	2,317,653
Transfer agent and filing fees	348,079	46,189
Travel	580,150	156,657
Total general and administrative expenses	9,393,196	5,632,573

Loss from operations	(17,186,362)	(9,469,797)

Transaction costs related to a business acquistion (Note 3)	(940,591)	-
Change in fair value of held-for-trading investments	(662,957)	(13,326)
Equity loss in associated companies (Note 9)	(1,144,407)	(177,441)
Foreign exchange gain (loss)	(138,143)	100,885
Gain (loss) on investments	30,178	(12,018)
Interest income	360,791	343,145
Loss on disposal of equipment	-	(111,393)
Loss on sale of foreign licences and permits (Note 10)	(38,299)	-
Option payments received	165,783	-
Write-off of exploration and evaluation assets (Note 10)	(1,362,723)	(408,872)

Loss before income taxes	(20,916,730)	(9,748,817)
Income tax expense	(276,918)	-
Deferred income tax recovery	291,595	-

Loss for the period	$(20,902,053)	$(9,748,817)

Basic and diluted loss per share	$(0.35)	$(0.19)

Weighted average number of common shares outstanding	59,990,386	51,554,032

The accompanying notes are an integral part of these consolidated financial statements

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Expressed in Canadian Dollars

	Year Ended	Nine month period ended
	December 31, 2012	December 31, 2011
Loss for the period	$(20,902,053)	$(9,748,817)
Other comprehensive gain (loss)
Currency translation adjustment	400,475	-
Comprehensive loss for the period	$(20,501,578)	$(9,748,817)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in Canadian Dollars

	Year Ended	Nine month period ended
	December 31, 2012	December 31, 2011
Cash flows from operating activities
Loss for the period	$(20,902,053)	$(9,748,817)

Items not affecting operating activities:
Interest income received	(360,791)	(343,145)
Unrealized foreign exchange effect on cash and cash equivalents	53,368	-

Items not affecting cash:
Change in fair value of held-for-trading investments	662,957	13,326
Commitment to issue bonus shares	2,198,031	1,149,180
Deferred income tax recovery	(291,595)	-
Current year income tax expense	276,918	-
Depreciation	203,121	60,837
Depletion of Royalty Property	1,125,408	-
Fair value of stock options granted	1,464,293	2,112,668
(Gain) Loss on sale of investments	(30,178)	12,018
Loss on disposal of equipment	-	111,393
Share of loss in equity investments	1,144,407	177,441
Unrealized foreign exchange (gain) loss	19,692	(29,848)
Shares received as option payments	(41,467)	(114,500)
Loss on sale of foreign licences and permits	38,299	-
Write-off of exploration and evaluation assets	1,362,723	408,872
Changes in non-cash working capital items:
Receivables	67,870	19,035
Prepaid expenses	82,750	257,818
Accounts payable and accrued liabilities	(60,898)	(528,691)
Income taxes payable	(48,833)	-
Advance from joint venture partner	(1,333,550)	1,177,263
Total cash used in operating activities	(14,369,528)	(5,265,150)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(128,146)	(92,871)
Acquisition of Bullion Monarch (Note 3)	(4,279,433)	-
Cash acquired in acquisition of Bullion Monarch (Note 3)	318,378	-
Interest received on cash and cash equivalents	360,791	343,145
Proceeds from sale of marketing material (native gold)	-	56,003
Proceeds from sale of investments	768,418	86,200
Purchase of investments	(1,969,705)	(566,882)
Purchase of equity investments	(2,061,551)	(1,993,188)
Purchase of gold inventory	-	(133,446)
Restricted cash	78,473	231,132
Purchase of property and equipment	(1,236,022)	(158,215)
Reclamation bonds	(48,957)	(26,528)
Total cash used in investing activities	(8,197,754)	(2,254,650)
Cash flows from financing activities
Share issuance costs	-	(3,964)
Proceeds received from options exercised	1,049,670	525,728
Proceeds received from warrants exercised	1,898,995	-
Total cash provided by financing activities	2,948,665	521,764

Effect of exchange rate changes on cash and cash equivalents	(53,368)	-

Change in cash and cash equivalents	(19,671,985)	(6,998,036)
Cash and cash equivalents, beginning	41,371,968	48,370,004
Cash and cash equivalents, ending	$21,699,983	$41,371,968

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Expressed in Canadian Dollars

				Reserves
					Cumulative
	Number of		Commitment	Share-based	translation
	common shares	Capital stock	to issue shares	payments	adjustment	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued on acquisition of Bullion Monarch	17,712,189	32,059,062		-	-	-	32,059,062
Warrants issued for Bullion warrants	-	-	-	102,653	-	-	102,653
Shares issued as bonus shares	813,670	1,596,483	(1,556,614)	-	-	-	39,869
Shares issued on exercise of stock options	639,000	1,049,670	-	-	-	-	1,049,670
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of exploration and evaluation assets	62,398	128,122	-	-	-	-	128,122
Reclassification of fair value of options exercised	-	559,653	-	(559,653)	-	-	-
Share-based payments	-	-	-	1,464,293	-	-	1,464,293
Commitment to issue shares	-	-	2,158,161	-	-	-	2,158,161
Equity investment share-based payments (Note 9)	-	-	-	190,089	-	-	190,089
Foreign currency translation adjustment	-	-	-	-	400,475	-	400,475
Loss for the year	-	-	-	-	-	(20,902,053)	(20,902,053)
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669

				Reserves
					Cummulative
	Number of		Commitment	Share-based	translation
	common shares	Capital stock	to issue shares	payments	adjustment	Deficit	Total
Balance as at March 31, 2011	50,961,629	$75,058,770	$491,996	$5,393,723	$-	$(25,348,498)	$55,595,991
Shares issued on exercise of stock options	429,300	525,728	-	-	-	-	525,728
Shares issued as bonus shares	431,498	1,145,531	(1,145,531)	-	-	-	-
Shares issued on acquisition of exploration and evaluation assets	52,691	148,547	-	-	-	-	148,547
Reclassification of fair value of options exercised	-	247,404	-	(247,404)	-	-	-
Share-based payments	-	-	-	2,112,668	-	-	2,112,668
Commitment to issue shares	-	-	1,149,180	-	-	-	1,149,180
Share issue costs	-	(3,964)	-	-	-	-	(3,964)
Loss for the period	-	-	-	-	-	(9,748,817)	(9,748,817)
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the development of a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange under the symbol of “EMX”. On January 30, 2012, the Company’s common shares began trading on the NYSE MKT (formerly known as NYSE Amex) under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed an Agreement and Plan of Acquisition with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company acquired 100% of the issued and outstanding shares of Bullion (Note 3).

These consolidated financial statements are for the year ending December 31, 2012 and the nine month period ended December 31, 2011. The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. (Note 3)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Some of the comparative figures have been reclassified to conform to the current format.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd	Australia	100%

Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred for the acquisition of a business is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Business Combinations (Continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of loss.

The Company has made an earlier election in terms of IFRS 1 to apply the requirements of IFRS 3 (Revised) – Business Combinations to all business combinations with effective dates on or after April 1, 2010. The classification and accounting treatment of business combinations with effective dates prior to April 1, 2010 have not been considered.

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of Bullion Monarch Mining, Inc. is the U.S. dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments (continued)

(c)	Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets at FVTPL and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as held-for-trading and are carried at fair market value. Changes in fair value of held-for-trading assets are reflected in the statement of comprehensive loss in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been has the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue Recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty Interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the fair value of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Goodwill (Continued)

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and Equipment

Property and Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value. The Company has no known decommissioning liabilities as of December 31, 2012 and 2011.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Share-based payments

Share-based payments include option and bonus shares granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and bonus shares is measured at the date of grant. For non-employees, the fair value of the options and bonus shares is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and bonus shares is accrued and charged to operations, with the offset credit to share based payment reserve for options, and commitment to issue shares for bonus shares, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the bonus shares are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while bonus share are valued at the fair value on the date of grant.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the period by the weighted average number of shares outstanding during the period. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current period computation of diluted loss per share as to do so would be anti-dilutive. For the periods presented the basic and diluted losses per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the quoted bid price on the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as share-based payment reserve.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

  This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12
  Consolidation – Special Purpose Entities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Significant accounting policies and interpretations issued but not yet effective (Continued)

(a) Effective for annual periods beginning on or after January 1, 2013 (Continued)

  IFRS 11 Joint Arrangements

  This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non- Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

  This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13 Fair Value Measurement

  This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

  The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

  The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

  This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the accounting for the acquisition of Bullion as areas that required critical judgments in applying accounting policies that had a significant effect on the amounts recognized in the consolidated financial statements. Details of the transaction are disclosed in Note 3.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

b) Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

c) Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

3. ACQUISITION OF BULLION MONARCH MINING, INC.

On February 7, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. signed an Agreement and Plan of Merger (the “Acquisition”) with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company agreed to acquire 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of the Company’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding. In addition, outstanding Bullion warrants have been replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share.

On August 17, 2012, the acquisition of Bullion was completed following approval by Bullion shareholders at a special meeting held on the same day.

The transaction has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. As per IFRS 3, the Company has recognized, separately from goodwill, identifiable assets acquired, and liabilities assumed in Bullion at their fair values on the acquisition date. Accordingly, the Company has determined certain fair value adjustments for the assets and liabilities of Bullion as of August 17, 2012, the closing date of the Acquisition. Furthermore, to reflect the fair value increment of $39,536,000 (US$40,000,000) to the royalty property held by Bullion which generates royalty income, the Company engaged an independent valuator to estimate the fair value of the royalty generating property. The independent valuator applied the discounted cash flow model and estimated the fair value of the royalty income stream at $39,536,000. Consequently, the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value as shown below.

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of Bullion. The Goodwill is not deductible for tax purposes. The deferred tax liabilities are recognized primarily due to temporary differences between the accounting value and tax basis of the royalty property assets that may result in

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

3. ACQUISITION OF BULLION MONARCH MINING, INC. (Continued)

potential taxable amounts in future years. Subsequent to the closing of the Acquisition, the deferred income tax liabilities will be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The effect, which could be significant, will be included in profit or loss from operations.

The aggregate amount of the total acquisition consideration is $36,441,148, determined by taking into account the issuance of the Company’s 17,712,289 common shares valued at $32,059,062, the obligation for 1,125,000 warrants valued at $102,653 to replace Bullion’s outstanding warrants and the payment of $4,279,433.

The following summarizes the consideration transferred and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Purchase Price:
Issuance of 17,712,189 Eurasian common shares in exchange for 39,360,518 Bullion common shares	$32,059,062
Fair value of additional obligation for 1,125,000 replacement warrants	102,653
Cash payment for 39,360,518 Bullion common shares	4,279,433
Total purchase price	$36,441,148

Purchase Price Allocation:
Cash and cash equivalents	$318,378
Receivables	541,226
Prepaid expenses	167,879
Investments	36,627
Property, plant and equipment, net	258,637
Royalty property	39,536,000
Goodwill	8,896,705
Accounts payable	(734,290)
Deferred income tax liabilities	(12,580,014)
Total purchase price	$36,441,148

The value of the Company’s common shares was calculated based on the issuance of the Company’s 17,712,189 common shares at a price per share of $1.81 which was the TSX Venture Exchange closing price of the Company’s common share on August 17, 2012, the closing date of the Acquisition.

The cash payment of $4,279,433 is based on cash consideration per share of US$0.11 for each of the 39,360,518 Bullion common shares outstanding immediately prior to the completion of the Acquisition.

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21% . Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

From the closing date of the business combination, royalty revenues of $1,750,975 and net royalty income of $537,035 were generated by Bullion operations. If this business combination had taken place at the beginning of the year, the Company's pro-forma consolidated royalty revenue would have been $4,117,405 and pro forma consolidated net royalty income would have been $1,262,834 for the year ended December 31, 2012. The Company incurred total transaction costs of $940,591 related to the acquisition of Bullion, and these amounts have been expensed in the consolidated statement of loss for the year ended December 31, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

3. ACQUISITION OF BULLION MONARCH MINING, INC. (Continued)

The Company believes the addition of Bullion and the currently producing royalty interest and related cash flows from the royalty interest will help to advance existing projects and help fund the generation of new projects, and other current obligations.

4. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	December 31, 2012	December 31, 2011
Cash	$6,891,326	$13,486,726
Short-term deposits	14,808,657	27,885,242
Total	$21,699,983	$41,371,968

5. RESTRICTED CASH

At December 31, 2012, the Company classified $77,519 (December 31, 2011 - $155,992) as restricted cash. This amount is comprised of $50,960 (December 31, 2011 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $26,559 (December 31, 2011 - $105,032) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in Haiti and Sweden.

6. INVESTMENTS

At December 31, 2012, the Company had the following investments:

		Accumulated
December 31, 2012	Cost	unrealized loss	Fair value
Fair value through profit or loss
Warrants	$-	$-	$-
Marketable securities	2,152,636	(567,614)	1,585,022
Total investments	$2,152,636	$(567,614)	$1,585,022

At December 31, 2011, the Company had the following investments:

		Accumulated
December 31, 2011	Cost	unrealized gain	Fair value
Fair value through profit or loss
Warrants	$-	$37,411	$37,411
Marketable securities	789,059	116,819	905,878
Total investments	$789,059	$154,230	$943,289

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

7. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2012	December 31, 2011
Royalty income receivable	$461,631	$-
Refundable taxes	344,362	305,814
Recoverable exploration expenditures and advances	216,066	208,428
Other	9,999	44,460
Total	$1,032,058	$558,702

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2012	December 31, 2011
Canadian dollars	$198,612	$236,219
US dollars	585,477	150,441
Turkish Lira	131,172	101,904
Swedish Krona	56,572	39,423
Other	60,225	30,715
Total	$1,032,058	$558,702

8. PROPERTY AND EQUIPMENT

During the year ended December 31, 2012, depreciation of $117,478 (nine month period ended December 31, 2011 -$59,959) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at March 31, 2011	$70,360	$160,514	$145,633	$476,493	$-	$-	$853,000
Additions	34,374	63,198	-	81,342	-	-	178,914
Disposals and derecognition	(17,602)	(50,777)	(42,653)	(276,180)	-	-	(387,212)
As at December 31, 2011	87,132	172,935	102,980	281,655	-	-	644,702
Additions	31,846	56,175	42,924	196,135	615,302	552,277	1,494,659
Disposals and derecognition	(1,992)	(6,426)	(16,697)	(106,853)	-	-	(131,968)
As at December 31, 2012	116,986	222,684	129,207	370,937	615,302	552,277	2,007,393
Accumulated depreciation
As at March 31, 2011	59,080	78,729	64,445	335,830	-	-	538,084
Additions	7,672	27,872	11,882	13,411	-	-	60,837
Disposals and derecognition	(16,697)	(6,537)	(27,178)	(204,708)	-	-	(255,120)
As at December 31, 2011	50,055	100,064	49,149	144,533	-	-	343,801
Additions	22,885	25,133	33,142	36,095	85,866	-	203,121
Disposals and derecognition	(1,524)	(6,426)	(16,697)	(91,864)	-	-	(116,511)
As at December 31, 2012	$71,416	$118,771	$65,594	$88,764	$85,866	$-	$430,411
Net book value
As at March 31, 2011	$11,280	$81,785	$81,188	$140,663	$-	$-	$314,916
As at December 31, 2011	$37,077	$72,871	$53,831	$137,122	$-	$-	$300,901
As at December 31, 2012	$45,570	$103,913	$63,613	$282,173	$529,436	$552,277	$1,576,982

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

9. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed exploration company. At December 31, 2012, the Company’s investment in the joint venture was $NIL (December 31, 2011 - $81,171). The Company’s share of the net loss of the joint venture for the year ended December 31, 2012 was $81,171 (share of net income for the nine month period ended December 31, 2011 - $2,029).

The Company also has a 30.66% equity investment in Inter Geo Resources LLC (“IGR”). At December 31, 2012, the Company has paid $4,054,739 towards its investment. At December 31, 2012 the Company’s investment less its share of accumulated equity losses was $3,002,101 (December 31, 2011 - $1,813,718). The Company’s share of the net loss for the year ended December 31, 2012 was $1,063,236 (nine months ended December 31, 2011 - $179,470). Included in this loss is $190,089 (nine months ended December 31, 2011 - $Nil) of share-based compensation which is reflected in equity of the Company.

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGR
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Loss for the period	(249,627)	(3,467,829)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

As at December 31, 2011, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2011	Turkish Co	IGR
Aggregate assets	$124,014	$4,247,489
Aggregate liabilities	(626,962)	(3,163,578)
Loss for the period	4,183	(3,521,214)
The Company's ownership %	49.00%	26.70%
The Company's share of income (loss) for the period	2,029	(179,470)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At December 31, 2012 and 2011, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2012	December 31, 2011
Asia Pacific	Various	$698,124	$441,856
Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property (recoveries)	(2,140,720)	(2,140,720)
Kyrgyz Republic	Gezart property	-	39,000
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	34,674	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300
of America	Copper Springs, Arizona	-	786,186
	Jasper Canyon, Arizona	235,856	235,856
	Mesa Well, Arizona	-	314,475
	Middle Mountain, Arizona	-	262,062
	Mineral Hill, Wyoming	262,062	262,062
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$4,940,941	$6,086,396

During the year ended December 31, 2012 the Company wrote-off previously capitalized acquisition costs of $1,362,723 (nine month period ended December 31, 2011 - $408,872) related to the Copper Springs, Mesa Well, and Middle Mountain in the US. All claims are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with three key license holders.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

Koonenberry - Perry & Armstrong

On December 7, 2009, the Company entered into an agreement, subsequently amended, to acquire a right to earn up to a 100% interest in an exploration license. To acquire its interest, the Company is required to provide consideration of A$100,000 (cash and shares) and work commitments totaling A$350,000 over a period of three years as follows:

Period	Initial Payment (A$)	Expenditures (A$)
Commencement date (paid)	$20,000	$-
June 30, 2011 (issued and incurred)	80,000	50,000
June 30, 2012 (incurred)	-	100,000
June 30, 2013	-	200,000
Total	$100,000	$350,000

Once the 100% ownership is earned by the Company in the vendor’s interest reverts to a 2% net smelter returns royalty (“NSR”), at which time the Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenberry - Arastra

On July 13, 2010, the Company entered into an agreement with to acquire a right to earn up to a 100% interest in four Exploration Licenses in consideration of A$50,000 cash and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years as follows:

		Cumulative	Advance Minimum Royalty	EMX Percentage
Period	Initial Payment (A$)	Expenditures (A$)	Payments (A$)	Interest Earned (%)
Commencement date	$50,000(paid)	$-	$70,000(paid in shares)	0%
July 13, 2011	-	300,000(incurred)	100,000(paid)	0%
July 13, 2012	-	1,000,000(incurred)	200,000(paid)	50%
July 13, 2013	-	2,000,000	250,000	50%
July 13, 2014	-	3,500,000	300,000	50%
July 13, 2015	-	5,500,000	1,100,000	100%
Total	$50,000	$5,500,000	$2,020,000

Once 100% ownership is earned by the Company, the Vendor’s interest reverts to a 2% NSR, at which time the Company has the right to purchase 1.5% (after bankable feasibility study) of the NSR for A$8,000,000 less total AMR payments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

Koonenberry - Rockwell

The Company entered into an agreement on March 2, 2011 to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments totaling A$200,000 over two years through a combination of A$100,000 cash, A$100,000 in shares, and satisfying work commitments totaling A$1,100,000 over a three year period as follows:

Period	Cash and shares (A$)	Expenditures (A$)
Commencement date (paid and issued)	$100,000	$-
March 2, 2012 (paid, issued and incurred)	50,000	250,000
March 2, 2013 (paid subsequently and incurred)	50,000	350,000
March 2, 2014	-	500,000
Total	$200,000	$1,100,000

Once the 100% ownership is earned by the Company, the vendor’s interest reverts to a 2% NSR, at which time the Company has the right to buy 1.0% of the NSR for A$5,000,000. The residual 1.0% NSR can be purchased by the Company for an additional A$8,000,000 at any time thereafter.

In February 2013, the agreement was amended whereby the final payment of cash and shares for A$50,000 was fully paid and received as A$50,000 cash with no share component.

Koonenberry - Bates

The Company entered into an agreement on May 14, 2010 to earn a 100% interest in two New South Wales exploration license applications. Under this agreement, the Company will make a payment of A$15,000, and satisfy work commitments totaling A$170,000 over a two year period as follows:

	Reimbursement of Past
Period	Expenditures (A$)	Expenditures (A$)
Commencement date (paid)	$15,000	$-
May 14, 2011 (incurred)	-	70,000
May 14, 2012 (incurred)	-	100,000
Total	$15,000	$170,000

Asia Pacific (New Zealand) permits

On November 15, 2012, the Company signed an option agreement to sell all of the issued share capital of EMX New Zealand (BVI) Inc. (“EMX-NZ”), a wholly owned subsidiary of the Company to Glass Earth Gold Limited (“GEG”) a TSX Venture Exchange and New Zealand Alternative Exchange listed company. EMX-NZ is the owner of all of the issued share capital of Hauraki Gold Limited (“HGL”), a company incorporated in New Zealand and the registered holder of certain exploration permits in New Zealand.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (New Zealand) exploration licenses (Continued)

In order to complete the option to purchase, GEG must:

i)

Upon execution of the agreement GEG must pay to the Company the sum (in USD) equal to an estimate of past exploration expenditures ($85,567 received, and recorded as option payments received on the consolidated statement of loss);

ii)

Once the right of access to the permits is obtained, GEG must within fifteen days issue and allot to Eurasian such number of GEG shares as equates to the value at the time of issue of 850 troy ounces of Gold. GEG may elect 1- month prior to the date of access to delivery 850 troy ounces of Gold or cash in equivalent value to 850 troy ounces of Gold in substitution of GEG shares;

iii)

On the first anniversary of the date of being granted Access, and each anniversary date thereafter until the transfer of share is complete, GEG must delivery an amount equal to 75 troy ounces of Gold. Such amount can be paid in $US cash, Gold Bullion, or GEG shares;

iv)

On completion date of the option agreement and each anniversary date thereafter until start of production from a mine located on or about the area of permits. The anniversary payments noted above shall increase to 100 troy ounces to be paid in $US cash, Gold Bullion, or GEG shares.

Haiti exploration permits

Eurasian - Newmont Joint Venture

In April 2008, Eurasian and Newmont Ventures Limited (“Newmont”) established a Joint Venture (“JV”) on the La Miel project and a Regional Strategic Alliance covering northern Haiti. Under the Regional Strategic Alliance the Company had the right to establish specific exploration areas, after spending US$200,000 on that area, as a "Designated Project" (“DP”) candidate, at which time Newmont could choose to advance the project to DP status or decline. If accepted, Newmont could earn an initial 70% interest in a DP by completing a Feasibility Study or solely funding the first US$10,000,000 in DP expenditures on or before six years from the effective date, whichever comes first. If Newmont declined, the Company could advance that property on its own terms with no further obligation to Newmont. In December 2008 the Company acquired the Grand Bois property which became two DP’s with Newmont: the Grand Bois DP and the Grand Bois Surrounding Properties DP. In August 2009, the Company and Newmont established the La Mine DP and in September 2010, the Montagne and Platon licenses were selected as the Haiti Northwest DP (formerly known as the Montagne DP). In January 2011, the Strategic Venture Agreement concluded, and exploration lands formerly covered by the agreement became two new DP’s: Northeast Haiti and North Central Haiti. In January 2011 the Grand Bois Surrounding Properties Joint Venture, Haiti Northwest, and the La Miel DP agreements were all amended to include additional lands.

In April 2012, a memorandum of understanding was signed by the JV and the government of Haiti that establishes protocols to continue discussions regarding the pending mining convention, and allows drilling on selected projects. Additionally, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, the Company has regained 100% control of the Grand Bois project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Haiti exploration permits (Continued)

Eurasian - Newmont Joint Venture (Continued)

Eurasian’s property interests in Haiti are now covered by DP’s, as follows:

La Miel Designated Project

In July 2006, the Company acquired the La Miel gold project in Haiti. On April 18, 2008, the Company and Newmont entered into an agreement for La Miel, whereby Newmont can earn a 65% participating interest in the La Miel JV by (i) completing a Feasibility Study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in venture expenditures over a six year period commencing from the date the government issues the mining convention and research permits, whichever comes first. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

La Mine Designated Project

On August 24, 2009, Newmont elected the Treuil and La Mine licenses as a DP. Newmont may earn a 65% participating interest in the La Mine JV by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures over a six year period commencing from the date the government issues the mining convention and research permits, whichever comes first. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

Grand Bois Research Permit and Surrounding Properties Designated Project

On December 22, 2008, the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as follows:

  Pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, pay an equivalent of US$1,000,000 (paid).
  Upon completion of a feasibility study, pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

Newmont can earn a 65% interest in the JV by choosing to either fund 100% of the initial US$10,000,000 of expenditures on the project or complete a positive feasibility study on the property by December 22, 2014. Newmont has reimbursed the Company for the first and second payments of US$1,000,000 made to SMC. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: (a) fund its proportionate share of expenditures for the program; (b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or (c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 AMR payments.

During fiscal 2012, Newmont relinquished its rights in the Grand Bois Research Permit. Newmont will retain its exploration interest in the Designated Project’s permits that surround the Research Permit.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Haiti exploration permits (Continued)

Eurasian - Newmont Joint Venture (Continued)

Haiti Northwest Designated Project

On September 7, 2010, the Platon and La Montagne licenses were elected as a DP. Newmont may earn a 70% participating interest in the Haiti Northwest DP by solely funding the first US$10,000,000 in venture expenditures within six years following the issuance of the mining convention and research permits for this Project. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

Northeast Haiti Designated Project and North Central Haiti Designated Project

On January 18, 2011, the remaining lands that were subject to the Strategic Venture Agreement were formed into two DP’s. Newmont may earn a 70% participating interest in an individual DP by solely funding the first US$10,000,000 in venture expenditures within six years following the issuance of the mining convention and research permits for each project. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest.

Gezart, Kyrgyz Republic

On July 2012, the Company sold its wholly owned subsidiary, Altyn Minerals (BVI) Ltd, and its related Kyrgyz Republic subsidiaries, Altyn Minerals, LLC, and Montex for net proceeds of US$30,000 (received) and a 2.5% NSR. All related balances have been removed from the Company’s consolidated financial statements and a loss of $38,299 has been recorded on the sale.

Sweden licenses

The Company has been granted exploration permits that comprise the Kiruna South project in Northern Sweden. Additionally, the Company holds licenses under the Storasen Project and licenses in the regional program. There are no specific spending commitments on the Swedish licenses and permits.

Eurasian - Antofagasta Joint Venture

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Agreement”) with Antofagasta Minerals S.A., (“Antofagasta”). The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and an agreement to designate the Kiruna South copper property as a DP, with a right of Antofagasta to earn up to an undivided 70% interest therein.

Regional Strategic Alliance and Designated Projects

The Company and Antofagasta will conduct a regional generative exploration program to identify additional prospective properties for acquisition, with the Company serving as operator. Antofagasta will contribute funding of at least US$250,000 annually for a minimum two year period which may be extended. In the event a property meets certain criteria it may be classified as a DP, and will be subject to the terms and earn-in conditions described below. If a property is declined as a DP, Eurasian is free to advance that property on its own terms with no further obligation to Antofagasta.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden licenses (Continued)

Regional Strategic Alliance and Designated Projects (Continued)

Upon an Alliance Property being determined to be a DP, Antofagasta may earn a 51% Interest in any DP (other than the Kiruna South DP described below) by spending an aggregate of US$5,000,000 over five years and making a one-time cash payment on or before the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. Antofagasta may earn an additional 19% by solely funding further exploration work and maintaining work commitments that escalate to US$2,000,000 per year by the fourth anniversary of the initial earn-in, delivering a NI 43-101 compliant feasibility study, and making another one time cash payment equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. In the event Antofagasta completes the earn-in requirements to hold a 70% interest in any DP, each party will fund its share of further expenditures on a go forward basis. Standard dilution clauses will apply, and if either party's interest is diluted below 10%, their interest will automatically be converted to a 2% NSR. The Company will also retain the right to convert its participating interest in a DP into a 2% NSR at any time after Antofagasta earns its 70% interest in such DP and until commercial production is reached. The conversion option also includes an annual advance royalty payment equal to the product obtained by multiplying 90,000 pounds of copper times the average price of copper for the previous 30 trading days.

Kiruna South Designated Project

The Kiruna South DP consists of the certain explorations permits. Antofagasta may earn a 51% Interest in the Kiruna South DP by spending an aggregate of US$10,000,000 over five years and making a one-time cash payment by the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. If Antofagasta completes the First Option Expenditures, the terms for earning additional interests are the same as described above for the Regional Strategic Alliance and Designated Projects.

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed an agreement to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). Chesser earned a 51% interest in the JV by making payments of 3,000,000 common shares, US$300,000 cash and funding US$4,000,000 in exploration expenditures.

On April 2, 2012, the Company and Chesser executed an agreement to sell the Sisorta property to a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”). The agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion or its cash equivalent ($80,216 received), and to undertake a US $500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 6,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% NSR from any production on the property will also be received. As the Company has a 49% interest in Sisorta, its share of the above will comprise 3,381 troy ounces of gold bullion and a 1.225% NSR. The Company was subsequently advised by Colakoglu that the option was terminated effective March 21, 2013.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Akarca Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company. Centerra may earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years (incurred) and making a payment of US$1,000,000 within 30 days of earn-in (not paid).

On October 29th, 2012, the parties signed a Termination of Shareholders Agreement, and in return for relieving Centerra of certain exploration and payment obligations Eurasian regained 100% control of Akarca.

Dedeman Agreement - Aktutan

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic A.S. (“Dedeman”) for the sale of the Aktutan exploration property. Dedeman is required to make a US$40,000 (received) advance royalty payment to the Company prior to August 7, 2008, US$60,000 (received) prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% NSR and can re-acquire the property if Dedeman decides to relinquish it. As of December 31, 2012, the advance royalty payments due on August 7, 2011 and August 7, 2012 had not been received.

Dedeman Agreement – Alankoy and Sofular

In November 2006, the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% NSR on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (received) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year (completed) and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% NSR and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license. Dedeman also acquired the Sofular properties but the Company retains a 3% NSR on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% royalty on Sofular at any time for US$1,000,000.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date;

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date;

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date; and,

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Golcuk Transfer and Royalty Agreement (Continued)

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

United States exploration licenses

Buckhorn Creek Property, Arizona

The Company holds a 100% interest in the Buckhorn Creek property comprised of certain unpatented federal mining claims and two State of Arizona exploration permit.

Bullion Creek Property, Arizona

The Company holds a 100% interest in the Bullion Creek property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company holds a 100% interest in the Cathedral Well property comprised of certain unpatented federal mining claims, located on Bureau of Land Management (“BLM”) and National Forest lands subject to a 0.5% NSR. The 100% owned Richmond Mountain property comprises certain unpatented federal mining claims. The company executed separate agreements for the projects with Ashburton Ventures on March 21, 2012. Ashburton has an option to acquire an initial 65% and 70% interest, respectively in each project subject to certain ongoing exploration obligations and cash and share payments. On November 6, 2012, the Company received notification of termination of both property agreements.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% equity interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

Copper King Property, Arizona

The company holds a 100% interest in the Copper King property comprised of certain unpatented federal mining claims.

Copper Springs, Globe-Miami District, Arizona

The company holds a 100% interest in the Copper Springs property comprised certain federal unpatented mining claims and Arizona State exploration permit.

Cruiser Gold Property, Nevada

The Company holds a 100% interest in the Cruiser Gold property comprised of certain unpatented federal lode mining claims.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Frazier Creek Property, Nevada

The Company holds a 100% interest in the Frazier Creek property mineral rights comprised of certain unpatented federal lode mining claims.

French Bullion Property, Nevada

The Company holds a 100% interest in the French Bullion property comprised of certain unpatented federal lode mining claims.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

Jasper Canyon Property, Arizona

The Company holds a 100% interest in the Jasper Canyon property comprised of certain unpatented mining claims located in Tonto National Forest.

Liberty Property, Alaska

The Company holds a 100% interest in the Liberty property comprised of certain State of Alaska prospecting sites.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain unpatented federal lode mining claims and certain State of Arizona exploration permits.

Mesa Well Property, Arizona

The Company holds a 100% interest in mineral rights held by certain Arizona State Exploration Permits. During the period ended December 31, 2011, the Company executed a Regional Acquisition Agreement with Vale, whereby as part of the Agreement, Vale elected the Mesa Well project as the first DP and subject to the terms of an Earn-In Agreement. Vale could earn an initial 60% equity interest in the project for consideration of cash payments and $4,500,000 in exploration expenditures within four years.

Vale terminated its interest in the Mesa Well property in June 2012.

Middle Mountain Property, Arizona

The Company holds a 100% interest in certain federal unpatented mining claims and certain Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals, (“GEO”) a 100% interest in the Middle Mountain property, for consideration comprising advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% NSR. The Company executed an amendment assigning the GEO interest to GeoNovus (“GEN”), after GEO’s merger with New Gold Inc. on November 16, 2011.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Middle Mountain Property, Arizona (Continued)

All exploration expenditures and holding costs have been paid as part of the agreement with GEN but due to current expenditures on the project, all capitalized costs have been written off during the year ended December 31, 2012.

Mineral Hill Property, Wyoming

The Mineral Hill property is comprised of certain unpatented mining claims staked by the Company on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP (“MH”) who owns a 100% interest in certain patented mining claims and unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that consideration received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to MH. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and MH, all further consideration will be divided as to 30% to the Company and 70% to MH.

Moran Dome Property, Alaska

The Company holds a 100% interest in the Moran Dome property comprised of certain State of Alaska mining claims and certain State of Alaska prospecting sites.

Park-Sayler Property, Arizona

The Company holds a 100% interest in the Park-Sayler property comprised of one State of Arizona exploration permit.

Red Hills Property, Arizona

The Red Hills property is comprised of certain federal unpatented mining claims, and certain Arizona State exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted GEO a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% NSR. The Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc. on November 16, 2011. GEN will continue advancing the project under the terms of the GEO agreement.

Red Picacho Property, Arizona

The Company holds a 100% interest in the Red Picacho property comprised of certain unpatented federal mining claims.

Red Top Property, Arizona

The Company holds a 100% interest in the Red Top property comprised of certain unpatented federal mining claims.

San Manuel Property, Arizona

The Company holds a 100% interest in the San Manuel property comprised of certain State of Arizona exploration permits.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Sand Pass Property, Utah

The Company holds a 100% interest in the Sand Pass property comprised of certain unpatented federal mining claims.

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% NSR. On December 15, 2011, the Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company may earn a 100% interest in the option claims, for the consideration of cash payments totaling US$1,000,000 on or before July 31, 2014 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to the original owners of the property and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the BLM. By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of cash payments, common shares of ETG, advanced production payments, minimum exploration expenditures and delivery of a bankable feasibility study by November 23, 2019 as follows:

Period	Cash Payments ($USD)	ETG Shares	Expenditures	Advanced Production
				Payments
Commencement date - September 24, 2009 (received)	$20,000	-	$-	$-
Satisfaction Date (received)	20,000	-	-	-
30 days after Satisfaction Date (received)	-	50,000	-	-
180 dats after Satisfaction Date (received)	50,000	-	-	-
November 23, 2010 (received and incurred)	-	22,500	300,000	-
November 23, 2011 ( received and incurred)	50,000	12,500	600,000	-
November 23, 2012 (received and incurred)	-	-	1,000,000	-
November 23, 2014	-	-	-	50,000
November 23, 2015	-	-	-	50,000
November 23, 2016	-	-	-	50,000
November 23, 2017	-	-	-	75,000
November 23, 2018	-	-	-	75,000
November 23, 2019	-	-	-	75,000
Total	$140,000	85,000	$1,900,000	$375,000

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

EMX - VALE Regional Acquisition Agreement

On April 6, 2011, the Company signed a Regional Acquisition Agreement with Vale focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program, under which Vale has elected to make the Mesa Well and Copper Basin copper properties the first DP. The Company will be the operator of the program, and Vale will provide 100% of all regional exploration funding, with a minimum first year expenditure of US$350,000. Vale may earn an initial 60% interest in any new acquisition, as well as those within the Company's current portfolio, as a DP by spending US$4,500,000 in exploration over a four year period. Vale may earn an additional 15% in a DP by (a) solely funding exploration work at a minimum of US$1,000,000 per year; (b) producing a feasibility study within seven years of DP election; and (c) making a $500,000 cash payment to the Company.

On August 31, 2012, Vale terminated its interest in the Regional Acquisition Agreement. The Company received a termination fee of $87,500 in November 2012, and all capitalized costs have been written off during fiscal 2012. As of year-end, all projects under the alliance have reverted back to the Company with the exception of Copper Basin designate project.

Mexico

Pursuant to a consulting agreement entered into on July 27, 2010 and terminated on March 8, 2011, the Company earned the right to transfer title of certain mineral claim tenures known as the Rosa Blanca property, located in San Luis Potosi State, Mexico, and the Bonanza property, located in Hidalgo State, Mexico to Windstorm Resources Inc. (“Windstorm”),. On September 21, 2011, the Company entered into an agreement with Windstorm, granting Windstorm the option to acquire an undivided 100% interest in the properties. To earn its interest, Windstorm is required to issue a total of 1,000,000 shares over a period of five years with 100,000 due within 15 days from approval of the agreement (received 100,000 shares at a value of $8,000 or $0.08 per share), and incurring $2,000,000 in qualifying expenditures over five years.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the year ended December 31, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			As ia Pacific
	Kiruna														Haiti	Other *	Total
	South	Other	Total	Vale	Geonovus	Alaska	Other USA	USA total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$48,896	$53,689	$102,585	$2,333	$274	$-	$231,036	$233,644	$14,106	$80,969	$95,075	$22,851	$35,253	$58,104	$63,485	$89,847	$642,740
Assays	51,420	27,996	79,416	38,102	4,040	60,209	44,048	146,399	99,502	32,430	131,932	334,798	1,038	335,836	33,124	10,904	737,611
Drilling / Trenching	381,140	188,372	569,512	118,022	295,403	-	-	413,425	330,392	40,536	370,927	504,024		-504,024	-	-	1,857,889
Logistics	156,823	60,592	217,415	105,634	9,878	189,365	122,960	427,837	135,792	193,225	329,017	203,503	27,843	231,346	90,728	94,823	1,391,166
Personnel	357,505	278,186	635,691	258,424	71,219	352,344	840,810	1,522,797	346,158	267,461	613,620	534,429	131,197	665,626	339,012	632,834	4,409,581
Property Cost	17,348	138,789	156,137	137,591	96,738	51,392	376,956	662,677	174,565	42,866	217,432	81,538	17,754	99,292	-	186,702	1,322,240
Professional Services	54,702	50,252	104,954	3,931	750	-	71,786	76,466	43,501	160,989	204,490	43,772	69,245	113,016	-	91,296	590,223
Share based payments	-	170,195	170,195	-	-	-	197,049	197,049	-	54,608	54,608	-	101,711	101,711	84,360	254,792	862,715
Technical Studies And
Consultants	77,640	17,253	94,893	180,763	26,977	-	158,151	365,891	173,819	19,740	193,559	331,824	171,506	503,330	15,727	127,712	1,301,112
Travel	40,741	42,902	83,643	591	-	31,092	29,565	61,248	-	19,195	19,195	79,304	69,593	148,897	4,091	55,957	373,030
Total Expenditures	1,186,215	1,028,225	2,214,441	845,392	505,279	684,403	2,072,360	4,107,434	1,317,835	912,018	2,229,853	2,136,044	625,140	2,761,183	630,527	1,544,867	13,488,306
Recoveries	1,259,579	813,123	2,072,702	953,714	540,973	-	32,328	1,527,015	726,935	-	726,935	-	-	-	-	-	4,326,652
Operator fees	87,441	56,448	143,889	106,494	50,824	-	252	157,570	72,693	-	72,693	-	-	-	-	-	374,152
Other Property Income	-	-	-	-	235,364	-	203,943	439,307	-	-	-	-	17,994	17,994	-	-	457,301
Total Recoveries	1,347,020	869,571	2,216,591	1,060,208	827,161	-	236,523	2,123,892	799,628	-	799,628	-	17,994	17,994	-	-	5,158,105
Net Expenditures	$(160,805)	$158,654	$(2,150)	$(214,816)	$(321,882)	$684,403	$1,835,837	$1,983,542	$518,207	$912,018	$1,430,225	$2,136,044	$607,146	$2,743,189	$630,527	$1,544,867	$8,330,201

*Significant components of “Other” exploration expenditures for the year ended December 31, 2012 include Brazil - $538,123, Georgia - $211,763, Kyrgyz Republic - $100,513, and Geothermal activities - $301,594.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the nine month period ended December 31, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA						Turkey			Asia Pacific			Other*	Total
	Kiruna South	Other	Total	Copper Basin		Mesa Well		Other	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration	$25,749	$24,696	$50,445	$2,423 $		23 $		87,531	$89,977	$954	$56,189	$57,143	$13,380	$38,184	$51,564	$87,169	$336,298
Assays	12,841	1,684	14,525	-		497		7,138	7,635	31,424	27,690	59,114	92,648	-	92,648	47,728	221,650
Drilling / trenching	128,316	16,449	144,765	-		458,724		1,027	459,751	630,327	49,178	679,505	-	-	-	21,906	1,305,927
Logistics	61,300	56,935	118,235	51,720		68,764		98,134	218,618	131,613	106,355	237,968	72,583	772	73,355	144,973	793,149
Personnel	214,224	178,056	392,280	108,356		115,313		717,211	940,880	209,896	181,622	391,518	337,269	54,249	391,518	267,042	2,383,238
Property costs	73,421	65,854	139,275	79,819		33,163		551,525	664,507	136,426	31,456	167,882	15,523	46,739	62,262	89,809	1,123,735
Professional fees	30,829	25,988	56,817	199				- 22,117	22,316	28,972	98,547	127,519	21,413	935	22,348	108,385	337,385
Share-based payments	124,143	85,849	209,992	34,707		67,731		168,886	271,324	87,048	39,929	126,977	189,136	41,231	230,367	105,535	944,195
Technical studies	-	1,300	1,300	105,349		2,496		130,303	238,148	57,126	9,781	66,907	196,747	9,664	206,411	230,663	743,429
Travel	16,398	18,425	34,823	59				- 78,034	78,093	-	1,899	1,899	49,558	23,665	73,223	59,099	247,137
Total expenditures	687,221	475,236	1,162,457	382,632		746,711		1,861,906	2,991,249	1,313,786	602,646	1,916,432	988,257	215,439	1,203,696	1,162,309	8,436,143
Recoveries	(567,837)	(403,113)	(970,950)	(398,205)		(750,485)		(563,373)	(1,712,063)	(1,151,952)	(148,828)	(1,300,780)	-	-	-	(12,445)	(3,996,238)
Operator fees and other	(39,749)	(27,295)	(67,044)	(21,410)		(85,370)		(253,148)	(359,928)	(57,581)	(71,410)	(128,991)	-	-	-	(46,718)	(602,681)
Total recoveries	(607,586)	(430,408)	(1,037,994)	(419,615)		(835,855)		(816,521)	(2,071,991)	(1,209,533)	(220,238)	(1,429,771)	-	-	-	(59,163)	(4,598,919)

Net Expenditures	$79,635	$44,828	$124,463	$(36,983	) $	(89,144	) $	1,045,385	$919,258	$104,253	$382,408	$486,661	$988,257	$215,439	$1,203,696	$1,103,146	$3,837,224

*Significant components of “Other” exploration expenditures for the nine months ended December 31, 2011 include Alaska - $354,843, Kyrgyz Republic - $252,847, Geothermal activities - $193,516, and Georgia - $138,021.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

11. ROYALTY INTEREST

Carlin Trend Royalty Claim Block

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed the acquisition of Bullion (Note 3). As part of the acquisition, the Company acquired the Carlin Trend Royalty Claim Block in Nevada. The Carlin Trend Royalty Claim Block includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing one-percent (1%) gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing one-percent (1%) GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

The Company capitalized $39,536,000 (US$40,000,000) for the Carlin Trend Royalty Claim Block which represents the fair value on the acquisition date (Note 3). During the period from acquisition to December 31, 2012, $1,750,975 in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Since acquisition from August 17, 2012 to December 31, 2012:

Opening Balance, August 17, 2012	$39,536,000
Adjusted for:
Depletion	(1,125,408)
Cumulative translation adjustments	328,000

Ending Balance, December 31, 2012	$38,738,592

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties as of December 31, 2012 (December 31, 2011 - $nil).

	December 31, 2012	December 31, 2011
Australia - various properties	$73,386	$51,870
Turkey - various properties	184,256	151,700
United States of America - various properties	230,880	235,995
Total	$488,522	$439,565

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

13. GOODWILL

Goodwill represents the excess of the price paid for the acquisition of Bullion over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Since acquisition to December 31, 2012:

Opening Balance, August 17, 2012	$8,896,705
Adjusted for:
Cumulative translation adjustment	73,809

Ending Balance, December 31, 2012	$8,970,514

14. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the year ended December 31, 2012, there were no transactions related to the native gold. During the year ended December 31, 2012, the Company recorded a gain of $Nil (nine month period ended December 31, 2011 - $2,472 gain) on sales of native gold.

15. ACCOUNTS PAYABLE and ACCRUED LIABILITIES

	December 31, 2012	December 31, 2011
Accounts payable	$978,960	$421,402
Accrued liabilities	570,753	454,919
Total	$1,549,713	$876,321

16. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2012	December 31, 2011
Haiti	$5,550	$105,032
Sweden	20,932	387,218
U.S.A.	14,419	749,264
Other	-	132,937
Total	$40,901	$1,374,451

17. CAPITAL STOCK

Authorized

As at December 31, 2012, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common shares

For the year ended December 31, 2012, the Company issued:

  17,712,189 common shares valued at $32,059,062 as part consideration for the Bullion acquisition (Note 3).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

17. CAPITAL STOCK (Continued)

Common shares (Continued)

  813,670 bonus shares valued at $1,596,483 to officers, employees and consultants of the Company.
  639,000 common shares for gross proceeds of $1,049,670 pursuant to the exercise of stock options.
  949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.
  62,398 common shares valued at $128,122 towards the acquisition of the Koonenbury property.

For the nine month period ended December 31, 2011, the Company issued:

  431,498 bonus shares valued at $1,145,531 to directors, officers, employees and consultants of the Company.
  429,300 common shares for gross proceeds of $525,728 pursuant to the exercises of stock options.
  52,691 common shares with an aggregate value of $148,547 towards the acquisition of the Koonenbury property.

Stock options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX Venture Exchange. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the year ended December 31, 2012 and the nine month period ended December 31, 2011, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2011	3,134,501	$1.85
Granted	1,446,000	2.77
Exercised	(429,300)	1.22
Cancelled / expired	(8,334)	1.20
Balance as at December 31, 2011	4,142,867	2.24
Granted	1,361,500	2.04
Exercised	(639,000)	1.63
Cancelled / expired	(66,667)	2.45

Number of options outstanding as at December 31, 2012	4,798,700	$2.26

Number of options exercisable as at December 31, 2012	4,798,700	$2.26

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

17. CAPITAL STOCK (Continued)

Stock options (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2012:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	340,000	340,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	987,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,301,000	1,301,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
February 13, 2012	110,000	110,000	2.54	February 13, 2017
March 13, 2012	50,000	50,000	2.51	March 13, 2017
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	1,019,500	1,019,500	1.94	August 22, 2017
October 16, 2012	82,000	82,000	2.44	October 16, 2017
Total	4,798,700	4,798,700

The weighted average remaining useful life of stock options is 3.24 years.

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date and to provide them with a long term incentive to remain with the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

17. CAPITAL STOCK (Continued)

Share-based payments

During the year ended December 31, 2012, the Company recorded aggregate share-based payments of $3,662,324 (nine months ended December 31, 2011 - $3,261,848) as they relate to the fair value of options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Year ended December 31, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$1,780,846	$377,315	$2,158,161
Shares issued as performance bonuses	-	39,870	39,870
Fair value of options granted	1,018,763	445,530	1,464,293
	$2,799,609	$862,715	$3,662,324

	General and
	Administrative	Exploration
Year ended December 31, 2011	Expenses	Expenditures	Total

Commitment to issue bonus shares	$900,168	$249,012	$1,149,180
Fair value of options granted	1,417,485	695,183	2,112,668
	$2,317,653	$944,195	$3,261,848

The weighted average fair value of the stock options granted during the year ended December 31, 2012 was $1.07 per stock option (nine months ended December 31, 2011 - $1.46 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Nine month period ended
	December 31, 2012	December 31, 2011
Risk free interest rate	1.17%	2.05%
Expected life (years)	5	5
Expected volatility	60.34%	60.90%
Dividend yield	-	-

Warrants

During the year ended December 31, 2012, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 1, 2011 and December 31, 2011	13,457,629	$3.38
Granted (Note 3)	1,125,000	2.42
Exercised	(949,497)	2.00
Expired	(367,994)	2.45
Balance as at December 31, 2012	13,265,138	$3.42

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

17. CAPITAL STOCK (Continued)

Warrants (Continued)

As at December 31, 2012, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.00	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.00	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.00	(1)	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	(3)	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	(3)	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	(3)	March 18, 2013
Finders unit warrants, March 14, 2011	8,075	4.00	(3)	March 14, 2013
Finders unit warrants, March 18, 2011	63,460	4.00	(3)	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	(3)	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	(3)	March 18, 2013
Bullion acquisition warrants, August 17, 2012 (Note 3)	1,125,000	2.39	(4)	April 1, 2013
Total	13,265,138

(1)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.
(3)	Expired unexercised subsequent to the year ended December 31, 2012.
(4)	US$1.09 original Bullion warrant less US$0.11 cash in lieu of one Bullion common share adjusted by a factor of 0.45 and translated to $CAD.

The weighted average remaining life of warrants is 1.94 years.

18. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the twelve month period ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors	102,000	306,159	408,159
Seabord Services Corp. *	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

		Share-based
For the nine month period ended December 31, 2011	Salary or Fees	Payments	Total
Management	$408,251	$1,106,131	$1,514,382
Outside directors	72,000	323,951	395,951
Seabord Services Corp. *	319,800	-	319,800
Total	$800,051	$1,430,082	$2,230,133

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the board of directors of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

18. RELATED PARTY TRANSACTIONS (Continued)

Related Party Assets and Liabilities	Service or Term	December 31, 2012	December 31, 2011
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$7,579	$33,289
Christina Cepeliauskas, CFO	Expense reimbursement	3,822	-
Directors	Fees and expense reimbursement	38,047	-
Seabord Capital Corp.	Expense Reimbursement	572	-
		$50,020	$33,289

19. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2012	December 31, 2011
Royalty interest	$(13,049,936)	$-
Other	761,517	-
	$(12,288,419)	$-

As at December 31, 2012, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2012	December 31, 2011	Expiry Date Range
Tax loss carry forwards	$25,327,000	$24,881,000	2026-2032
Share issue costs	605,000	893,000	2012-2015
Exploration and evaluation assets	9,197,677	4,067,000	No expiry
Other	$3,121,408	$88,000	No expiry

Income Tax Expense

	December 31, 2012	December 31, 2011
Current tax expense	$276,918	-
Deferred tax expense	(291,595)	-
	$(14,677)	$-

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 25.0% (2011 – 26.5%) as follows:

	December 31, 2012	December 31, 2011
Expected income tax (recovery)	$(5,229,182)	$(2,358,000)
Effect of lower tax rates in foreign jurisdictions	(706,374)	105,000
Permanent differences	3,232,117	934,000
Change in unrecognized deductible temporary differences and other	2,651,517	1,048,000
Foreign exchange	37,245	271,000
	$(14,677)	$-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

20. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2012 and 2011, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2012	December 31, 2011
Asia Pacific	$698,124	$441,856
Kyrgyz Republic	-	39,000
Sweden	437,755	437,755
Turkey	267,221	267,221
United States of America	3,537,841	4,900,564
Total	$4,940,941	$6,086,396

PROPERTY AND EQUIPMENT	December 31, 2012	December 31, 2011
Asia Pacific	$185,617	$-
Brazil	35,680	-
Canada	28,931	42,582
Georgia	16,510	-
Haiti	17,675	-
Kyrgyz Republic	-	36,576
Sweden	35,068	46,851
Turkey	120,535	133,043
United States of America	1,136,966	41,849
Total	$1,576,982	$300,901

The Company’s royalty interest, goodwill, and royalty income and depletion are part of a cash generating unit located in the United States.

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2012, the Company had working capital of $22,702,855 (December 31, 2011 - $40,742,549). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (Continued)

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2012, there were no changes in the levels in comparison to December 31, 2011. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$21,699,983	$-	$-	$21,699,983
Restricted cash	77,519	-	-	77,519
Fair value through profit or loss securities	1,585,022	-	-	1,585,022
Total	$23,362,524	$-	$-	$23,362,524

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company has minimal exposure with respect to its receivables.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 1% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $21,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the December 31, 2012 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $159,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2012 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,489,442
Receivables	589,256
Accounts payable and accrued liabilities	(539,282)
Total	$2,539,416

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the year ended December 31, 2012, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$ 0.9966. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $25,000 for the period.

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended December 31, 2012 included:

a.	Reclassification of $559,653 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 62,398 common shares valued at $128,122 for the acquisition of mineral properties; and
c.	Issuance of 773,330 bonus shares valued at $1,556,614 applied to commitment to issue shares;
d.	Acquisition of Bullion as described in Note 3;
e.	Adjusted non-current assets and liabilities for $400,475 related to cumulative translation adjustments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2012

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the nine month period ended December 31, 2011 included:

a.	Re-allocation of $247,404 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 52,691 common shares valued at $148,547 for the acquisition of mineral properties;
c.	Issuance of 305,998 bonus shares valued at $689,316 included in share-based payments; and,
d.	Issuance of 125,500 bonus shares valued at $456,215 included in exploration expenditures.

23. EVENTS AFTER REPORTING DATE

Subsequent to December 31, 2012, the Company:

a)

Executed a definitive agreement with a private Turkish company, giving the private company an option to acquire the Company’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey. The agreement with the private Turkish Company consists of in-ground spending requirements to further develop the asset's value; a revenue stream of annual earns-in and pre-production payments; and a revenue stream based upon production.

b)	Issued 202,668 bonus shares valued at $394,213 to executives and employees of the Company.

c)	Received $56,600 on the exercise of 50,000 stock options.